

February 11, 2011

Mr. Jerry W. Fanska
Senior Vice President – Finance & Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

    Re: Layne Christensen Company
            Form 10-K for the Fiscal Year Ended January 31, 2010
            Forms 10-Q for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and
            October 31, 2010
            File No. 001-34195

Dear Mr. Fanska:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief